UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                           SCIENTIFIC INDUSTRIES, INC.
                ------------------------------------------------
                                (Name of issuer)


                     Common Stock, $0.05 Par Value Per Share
                ------------------------------------------------
                         (Title of class of securities)


                                   808757 10 8
                             -----------------------
                                 (CUSIP number)


                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                 (212) 984-7700
                           Attn: Marshall Lester, Esq.
                ------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                October 22, 2002
                ------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 808757 10 8
          -----------


--------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or I.R.S.            Lowell A. Kleiman
         Identification Nos. of Above Persons

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [ ]
         (See Instructions)                                             (b)  [ ]

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3.       SEC Use Only


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4.       Source of Funds (See Instructions)                       Not Applicable


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

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6.       Citizenship or Place of Organization           United States of America


--------------------------------------------------------------------------------
         Number of            7.     Sole Voting Power                   139,581
         Shares
         Beneficially                -------------------------------------------
         Owned by             8.     Shared Voting Power
         Each Report-
         ing Person                  -------------------------------------------
         With                 9.     Sole Dispositive Power              139,581

                                     -------------------------------------------
                              10.    Shared Dispositive Power

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  139,581

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                14.7%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                         IN


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                                                                     Page 2 of 5

         The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

         Item 4 is hereby amended to add the following:.

         On October 22, 2002, Lowell Kleiman mailed certain soliciting materials to stockholders of Scientific Industries, Inc., a copy of which is attached here to as Exhibit 4.

         Item 7 is hereby amended to add the following exhibit:

         4. Letter from Lowell A. Kleiman to the stockholders of Scientific Industries, Inc, dated October 22, 2002



                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       /s/ LOWELL A. KLEIMAN
                                       ---------------------------
                                       Lowell A. Kleiman

Date: October 22, 2002

                                                                       EXHIBIT 4


                                Lowell A. Kleiman
                   c/o Warshaw Burstein Schlesinger & Kuh, LLP
                      555 Fifth Avenue, New York, NY 10017

                                                      October 22, 2002

Dear Fellow Scientific Industries Stockholder:

     I am the owner of 139,581 shares of common stock representing more than 14% of the outstanding shares of Scientific Industries, Inc. (the "Company"). As a significant stakeholder in the Company, I am concerned about its current financial performance and the Company's future prospects. As a result, I am running for Director in opposition to one of the Company's proposed directors.

     You may have already received management's proxy materials for the Annual Meeting of Scientific Industries, Inc. that is scheduled to be held on November 18, 2002. I believe certain information in their material is false and misleading. I am writing this letter to urge all stockholders to refrain from returning the white proxy card sent by management.

     I will soon be mailing my own proxy materials in opposition to management along with a BLUE proxy card, which can be used to vote FOR my reelection to the Board of Directors, FOR one of the Company's nominees, Mr. Joseph Cremonese, and AGAINST the 2002 Stock Option Plan. When my proxy materials are cleared by the Securities and Exchange Commission, you will receive a full explanation of why I feel I should remain on the Board of Directors and why, I believe, the 2002 Stock Option Plan is not in the best interests of the Company's stockholders. Until that time, I implore you to take no action regarding the Annual Meeting and to make an informed decision after receiving my proxy materials and the BLUE proxy card.

                           SETTING MY RECORD STRAIGHT
                           --------------------------

     I have been a member of the Scientific Industries Board for 32 years and have dedicated my entire career to helping the Company grow and striving to responsibly increase value for all stockholders. My goal has always been to strategically expand the Company's product base with a long-term outlook towards creating value for all of the Company's stockholders.

     Unfortunately, I sense that current management does not have your interests in mind and is instead using your Company as a means of satisfying their self-serving financial ends. This is evident, I believe, in management's support of the 2002 Stock Option Plan that would increase management's potential financial gains while unacceptably diluting the value of your investment. In its proxy statement, management claims that the Board of Directors "unanimously" recommends a vote for the 2002 Option Plan but that simply is not true. In my capacity as a Board member, I voiced my opposition to and abstained from voting for the plan and yet management implies that I supported it.

VOTE THE BLUE PROXY TO PROTECT YOUR INVESTMENT

     Like you, I am also an investor in Scientific Industries. As such, I believe that we need a Board of Directors that can be trusted to take the actions that are necessary to strengthen the Company and enhance the value of our investment. Current management dismissed me from the Company and is now trying to dismiss me from the Board because, I believe, they viewed me as an impediment to their self-serving goals. However, as a person who believes that the Company is now in a position to take steps towards strategic, value-enhancing growth, and who has a significant financial stake in making sure the Company adheres to the highest standards of corporate governance, I am asking for your support in my campaign.

     You will soon be receiving my definitive proxy materials which will explain in detail my position regarding the recent actions of management. In the interim, I again urge you not to return any white proxy card supplied by management and to vote the BLUE proxy card when you receive it. If you have any questions, please call Dan Sullivan or Bob Sandhu of MacKenzie Partners, Inc. at
(212) 929-5500 or (800) 322-2885.

Very Truly Yours,


/s/ LOWELL A. KLEIMAN
---------------------------
Lowell A. Kleiman



                                    IMPORTANT
                                    ---------

MR. LOWELL KLEIMAN HAS NOT YET FILED A PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO HIS SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF SCIENTIFIC INDUSTRIES, INC. WITH RESPECT TO THE 2002 ANNUAL MEETING OF SHAREHOLDERS. PLEASE READ MR. KLEIMAN'S PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION INCLUDING INFORMATION ABOUT THE INDIVIDUALS DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF SCIENTIFIC INDUSTRIES, INC. STOCKHOLDERS. YOU MAY OBTAIN THIS PROXY STATEMENT, OR ANY OTHER RELEVANT DOCUMENTS, FOR FREE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN THIS PROXY STATEMENT, OR ANY OTHER INFORMATION RELEVANT TO THE SOLICITATION OF PROXIES BY MR. KLEIMAN, BY CONTACTING DANIEL M. SULLIVAN BY MAIL AT MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, NEW YORK, NEW YORK 10016, OR BY CALLING MR. SULLIVAN TOLL FREE AT (800) 322-2885.


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